Mail Stop 4561



      					June 21, 2006



Scott D. Peters
Chief Executive Officer
NNN Healthcare/Office REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA  92705

Re:	NNN Healthcare/Office REIT, Inc.
	Registration Statement on Form S-11/A
	Amended on June 7, 2006
      File No. 333-133652

Dear Mr. Peters:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Prospectus Cover Page
1. We note your response to comment 9 and agree that an in depth discussion of the relationships that give rise to the conflicts is more appropriate for the summary and the body of the prospectus. However, please revise to briefly note that the relationship giving rise to conflicts stems from the fact that your officers and a director are officers of your sponsor which manages your advisor and owners of your sponsor are owners of your property manager and dealer
manager.   In this connection, please revise the disclosure on
page
77 to disclose the nature of the relationships that give rise to the affiliation with NNN Capital and with Realty.
2. We note from your disclosure in the prior performance section that affiliates made loans to affiliates of your sponsor "for the sole purpose of acquiring and holding real estate." If applicable, please revise your disclosure throughout, including the fee tables, to include this disclosure.

Compensation to the Advisor and its Affiliates - page 9

Offering Stage - page 9
3. We note your response to Comment 28, however it appears that brief disclosure regarding what organizational and offering expenses consist of would not be inconsistent with the summary nature of this section of your prospectus. We note that you have included disclosure regarding, for example, reimbursement of acquisition expenses, although the more detailed disclosure is included in the body of the prospectus.

Risk Factors - page 14

You may be unable to sell your shares because your ability to have your shares redeemed pursuant to our proposed share redemption program is subject to significant restrictions and limitations. - page 14
4. We note your response to Comment 31. Please revise to clarify that the share redemption program may be terminated at any time subject to
10 days` notice.

Estimated Use of Proceeds - page 42
5. We note that you have deleted the estimated acquisition costs previously included in your estimated use of proceeds. Guide 5
Item
3.B. appears to contemplate inclusion of acquisition fees in the use of proceeds tabular summary. Please advise or revise.


Prior Performance Summary, page 83
6. For each program for which you disclose a return of capital from
cash distributions, please disclose whether such return of capital was from distributions in excess of historical cash flow from operations, and please revise to disclose the amount of such cash flows and the alternative source of cash used to fund the distributions. We note for example, disclosure on pages 88, 90, 91 and 92.
7. We note that the NNN 2004, 2005 and 2006 Notes Programs offered units of interests for the purpose of making secured and unsecured loans to affiliates of your sponsor "for the sole purpose of acquiring and holding real estate." Please reconcile this with your disclosure on pages 93, 95, 98 and 99 that the source of distributions that exceed cash flows generated from operations of programs was in some instances the result of loans from Triple Net Properties or its affiliates.
8. We note your disclosure on page 93 that the source of distributions in excess of cash flows generated from operations of programs was "cash reserves.., proceeds from the sales or refinancings of properties, distributions of prior years` excess cash flows or, loans from Triple Net Properties or its affiliates." In this connection, we note the following disclosures:
* page 95, Triple Net Properties received deferred management fees from proceeds of the sale of the Program`s property;
* page 96, Realty and Triple Net Properties received deferred property and asset management fees upon sale of the Program`s property;
* pages 97 and 98, Triple Net Properties forgave loans;
* page 98, Triple Net Properties did not receive a financing fee;

* page 98, Triple Net Properties advanced funds to cover operating expenses;

* page 99, Triple Net Properties received deferred management fees and incentive fees;

* pages 99 and 100, neither Triple Net Properties nor Realty received fees or commissions on the sale of the property;

* page 99, an affiliate of Triple Net Properties advanced funds to cover distributions
	Please revise to disclose, with respect to each applicable program, that if the sponsor or its affiliates had not deferred or forgiven fees or loans or made advances the amount of distributions made may have been reduced or the number of properties acquired reduced. In this regard, please consider including a separate risk factor discussing the fact that the sponsor or its affiliates had deferred or forgiven fees or advanced funds in the past but that it is under no obligation to do so here and that as a result distributions may be less for investors of the registrant.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Telewicz at (202) 551-3438, or Jorge
L.
Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or me at 202-
551-3495 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief




cc:	Lesley H. Solomon, Esq. (via facsimile)
	Alston & Bird LLP

Mr. Scott D. Peters
NNN Healthcare/Office REIT
June 21, 2006
Page 4